Filed pursuant to Rule 433
Registration No. 333-165263
November 16, 2011

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated November 16, 2011 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (800) 245-8812, Barclays Capital at (888) 603-5847, BMO Capital Markets at (212) 702-1882, Citigroup at (800) 831-9146, RBC Capital Markets at (877) 280-1299 or Wells Fargo Securities at (800) 326-5897.

Issuer:		Plains Exploration & Production Company

Security Description:		Senior Notes

Distribution:		SEC Registered

Face:		$1,000,000,000

Gross Proceeds:		$1,000,000,000

Net Proceeds (Before Expenses):		$985,000,000

Coupon:		6.75%

Maturity:		February 1, 2022

Offering Price:		100%

Yield to Maturity:		6.75%

Spread to Treasury:		+470 basis points

Benchmark:		UST 2% due November 15, 2021

Interest Pay Dates:		February 1 and August 1

Beginning:		February 1, 2012

Equity Clawback:		Up to 35% at 106.75%

Until:		February 1, 2015

Optional Redemption:		Make-whole call @ T+50 bps prior to February 1, 2017, then:

		On or after:	Price:

		February 1, 2017	103.375%
		February 1, 2018	102.250%
		February 1, 2019	101.125%
		February 1, 2020 and thereafter	100.000%

Change of Control:		Put @ 101% of principal plus accrued interest

Trade Date:		November 16, 2011

Settlement Date:	(T+3)	November 21, 2011

CUSIP:	726505AL4

ISIN:	US726505AL47

Ratings:*	B1/BB

Denominations:	2,000 x 1,000

Bookrunners:	J.P. Morgan Barclays Capital BMO Capital Markets Citigroup RBC Capital Markets Wells Fargo Securities

Senior Co-Managers:	BNP PARIBAS Goldman, Sachs & Co. ING Lloyds Securities Scotia Capital TD Securities Capital One Southcoast RBS

Co-Managers:	Comerica Securities Mitsubishi UFJ Securities Morgan Stanley UBS Investment Bank US Bancorp

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalization

The following table sets forth our capitalization and cash balance as of September 30, 2011:

•	on a consolidated historical basis;

•

as adjusted to reflect the issuance and sale of $1.0 billion in aggregate principal amount of notes in this offering and application of the estimated net proceeds to repay borrowings under our senior revolving credit facility and for general corporate purposes; and

•	as further adjusted to reflect the following transactions as if they occurred on September 30, 2011:

•	the completion of the Panhandle Transaction;

•	the completion of the sale of our working interests in our conventional natural gas South Texas properties to a third party for $185 million in cash proceeds; and

•	the repurchase of all of our outstanding 2015 Notes and 2017 Notes pursuant to our pending tender offers as described in “Use of proceeds.”

You should read our historical financial statements and notes that are incorporated by reference into this prospectus supplement.

	At September 30, 2011
(Dollars in thousands)	Historical	As adjusted	As further adjusted (1)(2)

Cash and cash equivalents	$11,464	$539,991	$ 169,371

Long-term debt:
Senior revolving credit facility(3)	455,000	—	—
POI senior credit facility(4)	—	—	—
7 3/4% senior notes due 2015	600,000	600,000	—
10% senior notes due 2016(5)	534,677	534,677	534,677
7% senior notes due 2017	500,000	500,000	—
7 5/8% senior notes due 2018	400,000	400,000	400,000
8 5/8% senior notes due 2019(6)	394,261	394,261	394,261
7 5/8% senior notes due 2020	300,000	300,000	300,000
6 5/8% senior notes due 2021	600,000	600,000	600,000
New senior notes offered hereby	—	1,000,000	1,000,000

Total long-term debt	3,783,938	4,328,938	3,228,938
Preferred stock of subsidiaries(7)	—	—	—
Stockholders’ equity(8)	3,516,784	3,516,784	3,482,565

Total capitalization	$7,300,722	$7,845,722	$6,711,503

(1)	Assumes that the entire $600 million in aggregate principal amount of the 2015 Notes and that the entire $500 million in aggregate principal amount of the 2017 Notes are tendered and purchased for the consideration (including early tender payments and expenses) as described under “Prospectus supplement summary—Recent developments—Tender offers.” The “As further adjusted balance” does not include an adjustment for interest accruing after the last interest payment dates to the redemption dates that are expected to be paid in the tender offers related to the 2015 Notes and 2017 Notes, which is estimated to be $30.1 million.

(2)	Includes approximately $777 million net proceeds, after estimated expenses but prior to any purchase price adjustments, from the proposed asset sales as described under “Prospectus supplement summary—Recent Developments—Proposed asset sales.”

(3)	As of September 30, 2011, we had commitments under our senior revolving credit facility of $1.4 billion, of which approximately $944 million was available.

(4)	Does not reflect the execution and delivery of the POI senior credit facility with $300 million in commitments, which is expected to be guaranteed by us.

(5)	The balance is reflected net of unamortized discount of $30.3 million.

(6)	The balance is reflected net of unamortized discount of $5.7 million.

(7)	Does not reflect the issuance and sale of 450,000 shares of Plains Offshore’s 8% convertible preferred stock, non-detachable warrants and the escrowed shares (non-controlling interest), as described under “Prospectus supplement summary—Recent developments—Deepwater Gulf of Mexico.”

(8)	Retained earnings has been reduced by an estimated after-tax loss of $34.2 million and includes the write-off of $4.6 million in deferred financing charges related to the repurchases of 2015 Notes and 2017 Notes assuming the repurchases of all outstanding 2015 Notes and 2017 Notes occurred on November 30, 2011 and December 15, 2011, respectively.

Pro forma ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for the period indicated on a pro forma basis to give effect to (i) our issuance and sale of $1.0 billion in principal amount of notes on November 16, 2011 and the application of the proceeds thereof to reduce indebtedness under our senior revolving credit facility and for general corporate purposes and (ii) the completion of this offering and the application of the estimated proceeds thereof in the manner described in “Use of proceeds.”

(Dollars in thousands)	Pro forma year ended December 31, 2010	Pro forma nine months ended September 30, 2011

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$149,218	$142,078
Fixed charges (see below)	305,732	261,328
Amortization of capitalized interest	9,010	10,187
Interest capitalized	(130,892)	(92,542)

Total adjusted earnings available for payment of fixed charges	$333,068	$321,050

Fixed charges (a)
Interest expense	$159,891	$156,634
Interest capitalized	130,892	92,542
Amortization of debt-related expenses	10,854	9,207
Rental expense representative of interest factor	4,095	2,944

Total fixed charges	$305,732	$261,327

Ratio of earnings to fixed charges	1.1	1.2

(a)	There were no shares of preferred stock outstanding for the period presented.

Ranking

As of September 30, 2011, on a pro forma basis after giving effect to the following (the “Transaction Adjustments”):

•	the issuance and sale of the notes and the application of the proceeds thereof to repay borrowings under our senior revolving credit facility;

•	the completion of the deepwater Gulf of Mexico financing transactions;

•	the completion of the proposed asset sales;

•

the repurchase of any and all of the $600 million outstanding principal amount of our 2015 Notes and up to $400 million outstanding principal amount of our 2017 Notes pursuant to the tender offers with cash on hand, proceeds from the proposed asset sales and borrowings under our senior revolving credit facility;

•

the increase in the outstanding principal amount of our 2017 Notes we are offering to purchase from $400 million to $500 million after receipt of an amendment of our senior revolving credit facility from the lenders thereunder;

•	the maintenance of the borrowing base under our senior revolving credit facility at $1.8 billion after receipt of an amendment from the lenders thereunder; and

•	the execution and delivery of the POI senior credit facility, which is anticipated to be guaranteed by us and certain of our subsidiaries, with $300 million in commitments,

we would have had total indebtedness of approximately $3.2 billion (none of which would have been secured, excluding approximately $1.2 million in letters of credit outstanding under our senior revolving credit facility), and we would have had approximately $1.4 billion and $300 million in additional secured borrowing capacity under our senior revolving credit facility and the POI senior credit facility, respectively.

As of September 30, 2011, on a pro forma basis after giving effect to the Transaction Adjustments, the Subsidiary Guarantors would have had approximately $3.2 billion in total combined consolidated Indebtedness outstanding, and approximately $1.4 billion would have been available for borrowing under the Senior Credit Agreement, which is guaranteed by the Subsidiary Guarantors, and approximately $300 million would have been available for borrowing under the POI Credit Agreement.

We intend to use future borrowings under our senior revolving credit facility, together with cash on hand and cash received upon completion of the proposed asset sales, to fund our pending tender offers and for general corporate purposes, which may include the redemption or repurchase of any of our 2015 Notes and our 2017 Notes not tendered in the tender offers and the retirement of other indebtedness.

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